FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2005

MIGENIX Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

Exhibit 1

CEO Message dated February 9, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIGENIX Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: February 9, 2005

FOR IMMEDIATE RELEASE

MIGENIX RELEASES CEO MESSAGE – PROVIDES UPDATE ON MAJOR CLINICAL PROGRAMS

Vancouver, BC, CANADA & San Diego, CA, USA – February 9, 2005 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a developer of drugs for infectious and degenerative diseases, has issued its 14th Quarterly CEO Message from Jim DeMesa, MD, President & CEO. Today’s CEO Message provided updates on the Company’s lead clinical programs, specifically:

  MX-3253, in development for the treatment of chronic Hepatitis C virus infections, will have data from two clinical trials in calendar year 2005:

  Phase II monotherapy results anticipated late second quarter or early third quarter

  Phase II combination study to be initiated mid year with data around year-end

  MX-4509, in development for the treatment of Alzheimer’s disease and other neurodegenerative indications, will complete two clinical trials in calendar year 2005:

  Phase I/II study in Alzheimer’s patients looking at biomarkers as an indication of activity to be initiated mid year with results anticipated in the fourth quarter

  Phase I safety, pharmacokinetic, dose-escalating study in healthy volunteers to be initiated mid year with results expected in the third quarter

  MX-226, a product candidate in development for the prevention of catheter-related infections will initiate a pivotal Phase III confirmatory study in 2005. License partner, Cadence Pharmaceuticals, is in the process of obtaining a Special Protocol Assessment from the FDA to begin the Phase III trial mid-year.

To obtain a copy of the complete CEO Message, please visit the MIGENIX web site at www.migenix.com or contact Investor Relations at 1-800-665-1968, Extension 241.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. With multiple product opportunities in various stages of clinical and preclinical development, the Company’s most advanced clinical programs include drug candidates for the treatment of chronic Hepatitis C infections, the prevention of catheter-related infections, the treatment of Alzheimer’s disease and other neurodegenerative diseases, and the treatment of acne. MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

CONTACTS

Jonathan Burke MIGENIX Inc. Tel: (604) 221-9666 Extension 241 jburke@migenix.com
Gino de Jesus or Dian Griesel, Ph.D. The Investor Relations Group Tel: (212) 825-3210

MIGENIX Inc.                                                                                                                             Page 2 of 2

Theproteam@aol.com
Renmark Financial Communications John Boidman: jboidman@renmarkfinancial.com Edith English: eenglish@renmarkfinancial.com Media - Cynthia Lane: clane@renmarkfinancial.com Tel: 514-939-3989

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain statements in this CEO Message constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to: results from the MX-3253 Phase II HCV monotherapy trial either late in the second quarter or early in the third quarter of 2005; initiating a MX-3253 Phase II HCV combination study by mid 2005 and having data by the end of 2005; initiating two clinical studies for MX-4509 by mid 2005 and having results by the end of 2005; and Cadence Pharmaceuticals obtaining a Special Protocol Assessment from the FDA for MX-226 and beginning a pivotal Phase III trial by mid 2005. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: future capital needs; uncertainty of additional funding; technology and product development; early stage of development; government regulation; no assurance of market acceptance; dependence on and management of current and future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties. These and other factors are described in detail in the Company’s Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and MIGENIX is not obligated to update such information to reflect later events or developments.

February 9, 2005

Shortly after joining MIGENIX three years ago, I described in my first CEO Message (October 29, 2001) a transformation involving a methodical multi-year process which would result in an experienced new management team, a broad product pipeline, and the shift, at least partially, to a partnership/collaboration business model.

So with those initial strategic objectives now accomplished and our programs advancing, I want to take a step back in this message and present a clear, open assessment of where we are today and present my thoughts about the future of the company from this point forward.

Where We Are Today

The box to the right shows some of the many key milestone opportunities in the 12 months ahead.  This potential news flow is a direct result of the building of our broad product pipeline in 2 main therapeutic areas, infectious diseases and degenerative diseases.

With these assets in place, we designed a business model focused on bringing in product opportunities and adding value to the highest priority programs by advancing them into and through clinical development before partnering selected programs to complete development and move the successful candidates toward commercialization.

The result of that strategy to date is a pipeline which includes 4 primary clinical product candidates:

1.

MX-226: in Phase III for preventing catheter-related infections (partnered with Cadence Pharmaceuticals)

2.

MX-594AN: two Phase II trials completed in the treatment of acne (in active partnering discussions and due diligence)

3.

MX-3253: in Phase II for the treatment of chronic Hepatitis C Virus (HCV) infections

4.

MX-4509: in Phase I/II for the treatment of neurodegenerative diseases, including Alzheimer’s disease and, potentially, Friedreich’s ataxia and Parkinson’s disease.

These programs are our main priorities in the near-term (see my last CEO Message dated November 4, 2004 for a description of our “3 baskets” of programs and priorities).  Our internal product development priorities are focused on advancing MX-3253 and MX-4509 in clinical development. Our MX-226 partner, Cadence Pharmaceuticals, is focused on obtaining a Special Protocol Assessment (SPA) from the FDA and commencing a Phase III pivotal study on this product. And, MX-594AN is the highest current priority of our business development team.  Let me expand on the development of these programs a bit.

MX-3253 for the treatment of chronic Hepatitis C Virus (HCV) infections

The development plan for this compound includes two initial Phase II clinical studies, a monotherapy study and a combination therapy study.  This is the general approach taken in the development of most HCV drugs.  We began enrolling patients in the monotherapy study last October and expect to have results late in the second quarter or early in the third quarter of this year. This study will provide the first safety, tolerability, and dosage information in HCV patients, as well as evaluate viral loads as an assessment of the early anti-viral activity of MX-3253 on its own.

CEO Message

February 9, 2005

As in HIV, the treatment regime for HCV uses a combination therapy approach (the combination of two or more drugs). The current “gold standard” (a combination of pegylated interferon and ribavirin) is effective in only about 45% of patients with genotype 1 HCV (the most common type in North America). Based on this approach to therapy, we plan to start a Phase II combination study by mid-year which will explore the efficacy of MX-3253 in combination with products currently on the market, in addition to the safety and tolerability of the drug combinations in HCV patients.  Based on this plan, we expect to see the first data from this combination study around the end of this year. Importantly, preclinical studies have demonstrated clear synergistic activity between MX-3253 (celgosivir), interferon (IFNα) and ribavirin.  The adjacent graph shows the high synergistic activity of MX-3253 when used as a replacement for ribavirin and when used with the current gold standard combination treatment (IFNα and ribavirin).  If this synergistic activity is confirmed in HCV patients, the potential for MX-3253 will be significant. The Phase II combination trial results are, therefore, important to the success of the product.

Regarding viral load evaluations, there is a broad range of potential outcomes for the current monotherapy component of the process.  This includes results ranging from little or no reduction to large decreases in viral load.  Strong rationale exists for achieving reductions as monotherapy, and assuming the drug is well tolerated with no serious adverse reactions, all results within this range would allow us to advance the compound since the synergy data is so important in treating this disease using combination therapy.  Ribavirin, for example (a component of the gold standard HCV therapy when combined with interferon), shows no activity alone but has more than a 2-fold “synergistic effect” in combination with interferon.  Published and internally generated studies on MX-3253 predict up to a 5-fold “synergistic effect” when used in combination with these drugs.

MX-226 for the prevention of catheter-related infections

MX-226 remains an important program since it is in late-stage clinical development with a relatively clear path to approval and a growing market opportunity.  By midyear, our partner Cadence Pharmaceuticals, plans to initiate a pivotal Phase III trial with MX-226 under a Special Protocol Assessment (SPA) to support the submission of an NDA for marketing approval in the United States.  With one large Phase III trial already completed (which resulted in high statistical significance in the endpoints the US FDA has agreed would allow for approval) the path to NDA appears relatively straightforward.  Cadence is in the process of obtaining the SPA from the FDA.

Importantly, the market for this product has grown significantly over the past few years.  In 2001, there were about 5 million catheters sold in the US.  This year, that number is approaching twice that amount and is projected to be over 11 million annually by 2007/2008.  And that’s just the US.  The number is estimated to be about 27 million catheters when considering the US, Europe, and Japan (the 3 major market opportunities for this product).  Based on the average number of dressing changes for these catheters, this represents over 100 million dressing changes annually, thereby making the potential sales for this product very attractive. With our double-digit royalty on sales, the revenue to us from this product could be substantial. Cadence Pharmaceuticals has the rights to the product in North America and Europe and we, therefore, also have the opportunity to license this product for other markets.

CEO Message

February 9, 2005

MX-4509 for the treatment of neurodegenerative diseases

We are currently completing the protocols for two clinical trials we plan to initiate by mid-year with MX-4509:

1)  a Phase I study in healthy volunteers to further study the pharmacokinetics and safety of various doses of the product; and

2)  a Phase I/II study in Alzheimer’s patients, looking at biomarkers as an indication of activity.

Our plan is to generate clinical data that will allow us to go into one or more of three potential indications; Alzheimer’s disease, Parkinson’s disease, and/or Friedreich’s ataxia.  Since Alzheimer’s is such a large market and unmet need, it is undoubtedly important.  Friedreich’s ataxia is a niche market opportunity and 100% fatal, with no treatment available.  One strategy we are evaluating is the potential for MX-4509 in Friedreich’s ataxia and an Orphan Drug designation, providing us the chance for a more rapid path to market. The clinical results expected this year should add to the data we need to advance MX-4509 into further clinical trials for one or more of these important indications.

MX-594AN for the treatment of Acne

MX-594AN represents a compelling market opportunity in the one billion dollar topical prescription acne market in the US, with the potential for a first-in-class product.  This product has completed two Phase II clinical trials, with active partnering discussions ongoing.  Upon completion of a license agreement, this program could advance into Phase III, which should also provide some near-term milestone revenue for us.

Preclinical Programs

On the preclinical front, while this is not our highest priority in the near-term, we are pursuing some very exciting opportunities which could be future clinical candidates.  To take advantage of these opportunities without distracting us from our highest priorities, we are undertaking selected activities to advance the most promising of these programs.  MX-2401, for example, is a compound with great potential in the treatment of serious, resistant bacterial infections. Confirmatory animal studies by a third party lab are currently in progress and should be completed in Q2/05.  If the results from our lab are confirmed by these studies, this program could be a significant value-driver in the future, with near-term clinical potential.  Also, late in 2004 we selected a lead series of compounds in our non-nucleoside HCV program. Lead identification and optimization work is continuing, with a lead development compound targeted to be named late this year.  Similarly, several of our degenerative disease preclinical product candidates have tremendous potential.  Our arthritis product is one example.  Another is our small molecule for Retinitis Pigmentosa (RP), where a recently completed study by an outside group has further demonstrated the activity of our compound in a very rigorous RP model (see our announcement of Nov 9, 2004 for previously published RP study results).

The Future

The change and uncertainty associated with our transformation over the past few years has not been without risk as we have reshaped the company to better prepare for the future. We believe those risks have created major opportunities for us.  Now, we must take advantage of our opportunities by making sure we do everything necessary to (a) achieve success in our lead clinical programs, (b) help our partner, Cadence Pharmaceuticals, get MX-226 into the pivotal Phase III trial and to market as quickly as possible, and (c) advance some of our promising preclinical opportunities into the clinic.  We call this a sustainable business model; something we have been talking about for the past 3 years.  With the late-stage, relatively low-risk opportunities available to us from programs like MX-226, and the large value-driving potential of the blockbuster opportunities like MX-3253, we have some great prospects in multiple risk-reward categories.

With all this activity and promise, we must make sure to have adequate resources to achieve our objectives and meet our milestones.  We have been very successful in maintaining the longest “runway” possible over the past 3 years and we must continue to manage this carefully.  Right now, for example, we are awaiting approval of some non-equity financial resources we have mentioned in the past, which can help fund the advancement of some programs.  We hope to be in a position to announce the results of some of these efforts in the second

CEO Message

February 9, 2005

quarter of this year. In addition, we are benefiting from several collaborative efforts, such as the Foundation Fighting Blindness, who is funding studies on our preclinical product for Retinitis Pigmentosa (a devastating disease which invariably leads to blindness, with no current treatment available).  According to the Foundation Fighting Blindness, this compound is the first small molecule ever to show positive results in a rigorous transgenic rat model of this disease. Even with our cash management, partnering and non-dilutive funding efforts, however, it should be obvious that advancement of our pipeline will require additional funding. With our current cash position and clinical activity, we will need to finance the company within the next twelve months. We will do this with the best interests of our shareholders and our company in mind

What does this all mean to our future?  Well, the past has indicated we are a company that does what it says it will do and we expect to maintain that integrity going forward.  We have certainly built a strong management team with the ability to develop drugs and the track record to prove it (every added member of our senior team has taken products to market). We have also done more deals than most other Canadian Biotech companies, as we said we would to build our product pipeline (we have completed 5 acquisition and 3 out-licensing transactions in the past 3 years).  In short, we have changed our company dramatically as planned and communicated, and therefore believe we have built the foundation for creating value.

With this foundation now built, much of our future will be defined over the next 12 months as we obtain the initial results of our transformation. Specifically, by achieving the clinical results expected with MX-3253 and MX-4509, advancing MX-226 into its pivotal Phase III study, and meeting several other important milestones, we can begin building the momentum and value we have been seeking. Our commitment is to make the most out of the successes we achieve, and continue to manage the risks and any set-backs.  With this, and continued patience, we believe we can achieve the value we all expect. Now is the time to make that happen.

Sincerely,

“Jim Demesa”

Jim DeMesa, MD

President and CEO

Certain statements in this CEO Message constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to: results from the MX-3253 Phase II HCV monotherapy trial either late in the second quarter or early in the third quarter of 2005; initiating a MX-3253 Phase II HCV combination study by mid 2005 and having data by the end of 2005; the potential of MX-3253 being significant; initiating two clinical studies for MX-4509 by mid 2005 and having results by the end of 2005 and having data needed to advance MX-4509 into further clinical trials in Alzheimer’s disease, Parkinson’s disease and/or Friedreich’s ataxia; Cadence Pharmaceuticals obtaining a Special Protocol Assessment from the FDA for MX-226 and beginning a pivotal Phase III trial by mid 2005, completing a license agreement for MX-594AN; confirmatory animal studies for MX-2401 completed in second quarter of 2005 with near term clinical potential; selecting a lead development candidate in our non-nucleoside HCV by end of 2005; having results of non-equity efforts in the second quarter of 2005; and having a sustainable business model. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: future capital needs; uncertainty of additional funding; technology and product development; early stage of development; government regulation; no assurance of market acceptance; dependence on and management of current and future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties. These and other factors are described in detail in the Company’s Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and MIGENIX is not obligated to update such information to reflect later events or developments.

In calendar year 2005, we are poised to achieve many key milestones:

  MX-3253 Phase II monotherapy results

  MX-3253 Phase II combination therapy data

  Results of two clinical trials on MX-4509 for potential indications in Alzheimer’s disease, Friedreich’s ataxia, and Parkinson’s disease

  SPA approval and initiation of a pivotal Phase III study on  MX-226 through our partner, Cadence Pharmaceuticals

  Partnership on MX-594AN

MX-3253 has blockbuster potential, which will be assessed over the next 12 months as we complete the current monotherapy study (expected in Q2/Q3) and the combination therapy trial, planned to begin around mid-year with data expected near year-end.  MX-3253 has demonstrated strong synergistic activity with currently available therapy in both published and internal preclinical studies.

For MX-226, the (a) solid in vitro efficacy, (b) statistically significant results achieved in the first Phase III study, (c) supportive discussions with the US FDA, and (d) growing market opportunity related to catheter-related infections make for very compelling expectations for the outcome of the upcoming pivotal Phase III clinical study and the market for this product.

MX-4509 has potential in multiple neurodegenerative diseases.  Alzheimer’s is the largest market.  Friedreich’s ataxia, a potential Orphan indication, is 100% fatal with no treatment available, making this an opportunity with a great unmet need.  We are therefore exploring the potential of this compound in multiple indications.